# BRUCE A. LEFAVI SECURITIES, INC.

## FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

### December 31, 2018 and 2017

BRUCE A. LEFAVI SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: 3235-0123 | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# · PART III

| SEC FILE NUMBER |
|---|
| 8-26943 |

## FACING PAGE

### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                     MM/DD/YY                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  BRUCE A. LEFAVI SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  2323 FOOTHILL DRIVE, SUITE 100
(No. And Street)

| SALT LAKE CITY | UTAH | 84109 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| BRUCE A. LEFAVI | (801) 486-9000 |
|---|---|
| | (Area Code -- Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name* )

| 1011 West 400 North, Suite 100 | Logan | Utah | 84323-0747 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
      ☑ Certified Public Accountant
      ☐ Public Accountant
      ☐ Accountant not resident in United States or any of its possessions.

| OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, ___Bruce A. Lefavi___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bruce A. Lefavi Securities, Inc.___, as of ___December 31___, 20 _18_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None___



TAMRA L. RILEY
Notary Public  State of Utah
My Commission Expires on:
January 8, 2022
Comm. Number: 698378

_____
Signature

___President___
Title

_Tamra L. Riley_
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-2-



**JONES SIMKINS**

Certified Public Accountants

www.jones-simkins.com

*Logan Office:*
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 ● (877) 752-1510
Fax:     (435) 752-4878

*Salt Lake City Office:*
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax:    (801) 561-2023

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
of Bruce A. Lefavi Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Bruce A. Lefavi Securities, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Member of the American Institute of Certified Public Accountants*

**Auditors' Report on Supplemental Information**

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Jones Simkins LLC*

JONES SIMKINS LLC
We have served as Bruce A. Lefavi Securities, Inc.'s. auditor since 2012.
Logan, Utah
February 28, 2019

# BRUCE A. LEFAVI SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
### December 31, 2018 and 2017

|  | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 25,740 | 19,400 |
| Commissions receivable | 30,620 | 74,540 |
| Prepaid expenses | 17,096 | 13,166 |
| Deposits with clearing organizations | 15,010 | 15,000 |
| Related party receivable | - | 10,465 |
| Total assets | $ 88,466 | 132,571 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ 43,498 | 74,314 |
| Related party payable | 4,156 | - |
| Total liabilities | 47,654 | 74,314 |
| Stockholder's equity (deficit): | | |
| Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding | 5,000 | 5,000 |
| Additional paid-in capital | 606,208 | 21,208 |
| Retained earnings (accumulated deficit) | (570,396) | 32,049 |
| Total stockholder's equity | 40,812 | 58,257 |
| Total liabilities and stockholder's equity | $ 88,466 | 132,571 |

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2018 and 2017

| | | 2018 | 2017 |
|---|---|---|---|
| Revenue: | | | |
| Annuities trailing commissions | $ | 184,940 | 325,603 |
| Annuity purchase commissions | | 159,515 | 367,624 |
| INTL FC Stone commissions | | 70,856 | 52,367 |
| INTL FC Stone 12b-1 fees | | 36,673 | 413,534 |
| Alternative investment commissions | | 36,856 | 105,554 |
| Mutual fund 12b-1 fees | | 7,857 | - |
| Mutual fund commissions | | 3,931 | 13,667 |
| Other income | | 45 | - |
| Total revenue | | 500,673 | 1,278,349 |
| Expenses: | | | |
| Employee compensation and benefits | | 534,589 | 866,598 |
| General and administrative expenses | | 302,138 | 244,036 |
| Regulatory and clearing fees | | 114,951 | 202,036 |
| Occupancy | | 151,440 | 78,013 |
| Total expenses | | 1,103,118 | 1,390,683 |
| Net loss | $ | (602,445) | (112,334) |

The accompanying notes are an integral part of these financial statements.

## BRUCE A. LEFAVI SECURITIES, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
### Years Ended December 31, 2018 and 2017

| | Common Stock | | Additional Paid-in | Retained Earnings | Total Stockholder's |
| | Shares | Amount | Capital | (Accumulated Deficit) | Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2017 | 5,000 | 5,000 | 21,208 | 144,383 | 170,591 |
| Dividends | - | - | - | - | - |
| Net loss | - | - | - | (112,334) | (112,334) |
| Balance at December 31, 2017 | 5,000 | 5,000 | 21,208 | 32,049 | 58,257 |
| Contributions | - | - | 585,000 | - | 585,000 |
| Dividends | - | - | - | - | - |
| Net loss | - | - | - | (602,445) | (602,445) |
| Balance at December 31, 2018 | 5,000 $ | 5,000 $ | 606,208 $ | (570,396) $ | 40,812 |

The accompanying notes are an integral part of these financial statements.

# BRUCE A. LEFAVI SECURITIES, INC.
## STATEMENTS OF CASH FLOWS
### Years Ended December 31, 2018 and 2017

|  | 2018 | 2017 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net loss | $ (602,445) | (112,334) |
| Adjustments to reconcile net loss to net |  |  |
| cash used in operating activities: |  |  |
| Decrease (increase) in: |  |  |
| Commissions receivable | 43,920 | 39,288 |
| Prepaid expenses | (3,930) | (949) |
| Deposits with clearing organizations | (10) | - |
| Related party receivable | 10,465 | (10,465) |
| Decrease in: |  |  |
| Accounts payable, accrued liabilities, and |  |  |
| related party payable | (26,660) | (133,199) |
| Net cash used in operating activities | (578,660) | (217,659) |
| Cash flows from financing activities: |  |  |
| Contributions | 585,000 | - |
| Dividends paid | - | - |
| Net cash provided by financing activities | 585,000 | - |
| Net increase (decrease) in cash | 6,340 | (217,659) |
| Cash, beginning of year | 19,400 | 237,059 |
| Cash, end of year | $ 25,740 | 19,400 |

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

## Note 1 – Organization and Summary of Significant Accounting Policies

### Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

### Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### Other Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

### Commissions Receivable

Commissions receivable are amounts due from mutual funds and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are accounted for as contracts with customers. The recognition of the revenue generated by these contracts are reported using the five step method of (1) identifying the contract(s) with a customer, (2) identifying the performance obligations in the contract, (3) determining the contract transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing the revenue when the Company fulfills the performance obligation, which can occur in stages or at a single point in time.

Revenue from alternative investments:
The contract is established when an alternative investment contract is completed and signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company offering the alternative investment. The transaction price is determined by the registered representative and the issuing company and consists of an upfront commission. The transaction price is related to the purchase of a single product therefore the revenue on the upfront commission is recognized as an accounts receivable as soon as the approved contract is submitted to the company offering the investment. At this point there is a signed contract that has been submitted and the Company is reasonably certain to receive the revenue.

Revenue from annuity products:
The contract is established when an annuity contract is completed and signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company writing the annuity. The transaction price is determined by the registered representative and the issuing company and is usually a combination of an upfront commission and a trailing commission over the life of the annuity. The transaction price is related to the purchase of a single product. If the product has a two-piece revenue stream, an upfront commission and a trailing commission, then the revenue is recorded separately. The revenue on the upfront commission is recognized as an accounts receivable as soon as the approved contract is submitted to the company issuing the annuity. At this point there is a signed contract that has been submitted and the Company is reasonably certain to receive the revenue. The revenue on the trailing commission is recognized as it is received. The payments vary based on the investment and the carrying firm. The payments can be distributed on a monthly, quarterly and/or annual basis and some are even held until a certain dollar amount has been reached, triggering the payout. These are usually minimal amounts and are based on the amount of the annuity as of a certain date. These can vary considerably based on distributions and market fluctuations.

Revenue from mutual fund investments:
The contract is established when a mutual fund account is set up outside of our clearing firm INTL FC Stone. The new account form is signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company issuing the mutual fund account. The transaction price is a percentage of the amount invested determined by the fund company as well as a 12B-1 fee paid as a percentage of the balance on a quarterly basis. The transaction price is related to the purchase of a single product. However, because the product has a two-piece revenue stream, an upfront commission and a 12B-1 fee, the revenue is recorded separately.

Revenue from customer accounts held at INTL FC Stone:
The contract is established when an account is set up with our clearing firm INTL FC Stone. The new account form is completed by the client and approved by the principal. The performance obligation is met when the funds are transferred to the INTL FC Stone account. The transaction price is determined by the advisor and the clearing firm. Any commissions charged are used to offset the clearing fee charged to buy or sell a particular investment held in the account. The transaction price is related to the purchase of a single fund within the INTL FC Stone account. Some of the funds have a two-piece revenue stream, an upfront commission to cover the clearing cost and a 12B-1 fee, these two types of revenue are recorded separately in the financial statements. The Company receives a monthly report on the revenue and fees charged by the clearing firm INTL FC Stone. This revenue is recorded on the last day of the month based on this report and is paid out around the 11[th] of the following month.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company, with the consent of the stockholders, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholders report the entire corporate taxable income on their individual tax returns.

In accordance with ASC 740, *Income Taxes*, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Application of Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 clarifies the principles for recognizing revenue by establishing the core principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue that is recognized. The amendments in ASU 2014-09, as updated by ASU No. 2015-14, are effective for the Company beginning in fiscal year 2018. The new revenue recognition accounting standard has been applied in these financial statements using the cumulative method and caused no material impact on revenue recognized.

Future Application of Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which has subsequently been amended by ASU 2018-01, 2018-10 and 2018-11. The guidance requires the recognition of lease assets and lease liabilities for leases previously classified as operating leases under GAAP.  The new guidance is effective for the Company beginning in fiscal year 2019. The only material leasing arrangements the Company is engaged in consist of a lessee agreement for the current office space and office equipment. These leases are currently being accounted for as operating leases and we do not anticipate that the adoption of this new guidance will have a notable impact on the results of operations, however we are still evaluating the impact of this guidance.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain revenue accounts in the 2017 financial statements have been reclassified to conform with the presentation in the 2018 financial statements.

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

|  |  | 2018 | 2017 |
|---|---|---|---|
| Legal fees & settlements payable | $ | 25,917 | - |
| Commissions payable | | 16,383 | 43,790 |
| Related party payable | | 4,156 | - |
| Regulatory fees payable | | 748 | 25,000 |
| Trade payable | | 450 | 5,524 |
| | $ | 47,654 | 74,314 |

Note 3 – Clearing Organization Transactions

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times and will receive monthly interest income on this amount.

Note 4 – Related Party Transactions

The Company rents its operating space and equipment from an entity owned by a stockholder under a month-to-month agreement. During the years ended December 31, 2018 and 2017, the Company paid rent expense to this related party of $151,440 and $78,013, respectively.

The Company has an expense sharing agreement with Lefavi Wealth Management, Inc., a company with common ownership. The two companies occupy the same office space and share employees and other operating costs. Under the terms of the agreement, Lefavi Wealth

Management, Inc. is reimbursed by Bruce A. Lefavi Securities, Inc. each month for its share of expenses. During the year ended December 31, 2018, expenses were reimbursed based on a proportional usage allocation. As of December 31, 2018, the balance of the reimbursement was a related party payable of $4,156 due to Lefavi Wealth Management Inc. from the Company. As of December 31, 2017, the balance of the reimbursement was a related party receivable due from Lefavi Wealth Management Inc. to the Company due to payments exceeding shared costs by $10,465.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2018 and 2017, the Company paid no interest.

Note 6 – Commitments and Contingencies

During September 2018 the Company entered into settlement negotiations with a client of the Company. On January 8, 2019 a settlement amount of $22,091 was negotiated. This amount is reflected as a liability in the 2018 financial statements and will be paid in 2019 by the Company. No further action is expected.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $23,716, which was $18,716 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.01 to 1.

Note 8 – Subsequent Events

The Company evaluated its December 31, 2018 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

## BRUCE A. LEFAVI SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
### December 31, 2018

Net Capital:

| | | |
|---|---|---|
| Total ownership equity | $ | 40,812 |
| Ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 40,812 |
| Additions for allowable subordinated liabilities and other credits | | - |
| Total capital and allowable subordinated liabilities | | 40,812 |
| Deductions for non-allowable assets | | (17,096) |
| Net capital before haircuts on securities positions | | 23,716 |
| Haircuts on securities | | - |
| Net capital | $ | 23,716 |

Aggregate indebtedness:

| | | |
|---|---|---|
| Total liabilities from Statement of Financial Condition | $ | 47,654 |

Computation of basic net capital requirement:

| | | |
|---|---|---|
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 18,716 |
| Excess net capital at 1000% (net capital - 10% of aggregate indebtedness) | $ | 17,716 |
| Ratio of aggregate indebtedness to net capital | | 2.01 to 1 |

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2018) (as amended on February 27, 2019):

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ | 23,716 |
| Reconciling items | | (0) |
| Net capital per above | $ | 23,716 |

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

BRUCE A. LEFAVI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.